YUKON-NEVADA GOLD CORP. REPORTS MINERALIZATION EXTENDED
AT SSX MINE, JERRITT CANYON, NEVADA

Vancouver, Canada – April 28, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces further important results from its exploration drilling in the SSX Mine/Steer Mine area at its wholly owned, gold production Jerritt Canyon property in Nevada, USA. Drilling from surface and underground has continued to extend mineralization.

Steer Zone

Additional drilling in the hanging wall of the Husky Fault has continued to intersect gold mineralization outside of existing resources. Here mineralization is commonly associated with the contact between units 3 and 4 of the Hanson Creek Formation, a common ore host throughout the Jerritt Canyon District. Underground drillholes Z54586 and Z54588 hit mineralization at this contact, well outside of the currently defined resource. Highlighted intercepts are listed in the table below. Drilling angles are such that intervals presented in this table are believed to represent close to true thickness.

Pattani Zone

Surface and underground drilling was conducted to follow up on high grade mineralization discovered in the Pattani Zone and announced in the Company’s News Release of January 14, 2008: drill hole Z53987 which intersected 35 feet (10.7 meters) of 0.735 ounces of gold per ton (opt) or 25.19 grams of gold per ton (gpt) and drill hole SR-142 which intersected 42 feet (12.8 meters) of 0.513 opt (17.58 gpt). The follow up drilling consisted of one reverse circulation (RC) and three core holes drilled from surface. Two of these holes including the RC hole failed to cut any significant mineralization; downhole surveying indicates that they deviated and missed the drill target. SC-1370AC hit 19.5 feet (5.9 meters) of 0.414opt (14.19gpt) north of the previously defined inferred resource. Assays are pending for the remaining surface core hole. Two underground core holes were also drilled north of the inferred resource shape. SR-164 hit 24 feet (7.3 meters) of 0.508opt (17.42gpt) within the Pattani Zone. Assays are pending for the remaining underground core holes.

Hole ID	From (ft)	From (m)	To (ft)	To (m)	Interval (ft)	Interval (m)	Au (opt)	Au (g/ton)
SR-164	245	74.7	269	82.0	24	7.3	0.508	17.42
SC- 1370AC	715.5	218.1	735	224.0	19.5	5.9	0.414	14.19
Z54586	165	50.3	180	54.9	15	4.6	0.226	7.75
Z54588	150	45.7	165	50.3	15	4.6	0.252	8.64

The Company’s President and CEO, Graham C. Dickson, commented, “These drill results continue to confirm our belief that our operating mines can not only provide feed for our milling facility for many years to come but more importantly can support a greater output in a sustainable manner.”

Assays from both surface exploration holes and from underground holes reported in this news release were by ALS Chemex, North Vancouver, B.C. and by the Company’s assay laboratory at the Jerritt Canyon Mine, using standard fire assay techniques. The Company’s Quality Assurance and Quality Control protocols are available in the Company’s NI 43-101 Technical Report dated April 16, 2008 and is available on www.sedar.com. Intercepts are reported as drilled.

True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. This News Release was reviewed and approved by the Company’s Executive Vice President-Exploration, Dorian L. (Dusty) Nicol, M.Sc., P.Geo., the Qualified Person for purposes of this release.

Detailed maps of the drill holes can be found on our website, www.yukon-nevadagold.com.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.